Exhibit B
Ceragon Networks Ltd. Files Registration Statement for Follow-on Offering
     TEL AVIV, Israel, October 2, 2007 — Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high capacity wireless backhaul solutions, announced today that it has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed follow-on offering of 6,000,000 ordinary shares. Ceragon is offering all of the 6,000,000 ordinary shares. In addition, Ceragon and a selling shareholder are expected to grant the underwriters an option to purchase up to 900,000 additional ordinary shares. In connection with the proposed offering, Ceragon intends to submit a resolution to increase its registered share capital from 40 million ordinary shares to 60 million ordinary shares to a vote of its shareholders on October 25, 2007.
     Banc of America Securities LLC and Lehman Brothers will be acting as joint book-running managers for the offering. CIBC World Markets and Jefferies & Company will be acting as co-lead managers. When available, copies of the prospectus related to the offering may be obtained from Banc of America Securities LLC, Capital Markets Operations (Prospectus Fulfillment), 100 West 33rd Street, New York, NY 10001, telephone: 800-294-1322, e-mail dg.prospectus_distribution@bofasecurities.com, or Lehman Brothers Inc., c/o Broadridge Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, fax: 631-254-7140, e-mail qiana.smith@broadridge.com.
     A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
About Ceragon Networks Ltd.
     Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and government agencies that operate their own private communications networks.

Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in 85 countries. More information is available at www.ceragon.com.
Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™, Native2TM and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.
This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Registration Statement on Form F-3 and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Investor Contact:	Company Contact:
Vered Shaked	Yoel Knoll
Ceragon Networks Ltd.	Ceragon Networks Ltd.
+972-3-645-5513	+972-3-766-6419
U.S. (201) 853 0228	yoelk@ceragon.com
ir@ceragon.com